INTER&CO, INC.
CNPJ/ME 42.737.954/0001-21
Notice to the Market
Grand Cayman, Cayman Islands, April 28th, 2023, Inter & Co. Inc. (Nasdaq: INTR; B3: INBR32) (“Inter&Co” or “Company”), announces to its shareholders and the market that it has filed today with the U.S. Securities and Exchange Commission (“SEC”) its annual report on Form 20-F for the fiscal year ended on December 31, 2022.
The report is available on our Investor Relations website, at https://ri.bancointer.com.br/, and on the SEC’s website, at www.sec.gov.
Shareholders may receive a hard copy of the Form 20-F, free of charge, by making a request to Inter’s Investor Relations Department at ri@bancointer.com.br.
Santiago Horacio Stel
Chief Strategy and Investor Relations Officer
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